SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

POPE RESOURCES,

A Delaware Limited Partnership

(Name of Issuer)

Partnership Units

(Title of Class of Securities)

732857107

(CUSIP Number)

James H. Dahl

4314 Pablo Oaks Court

Jacksonville, FL 32224

(904) 334-5566

With copy to:

Ivan A. Colao, Esq.

Holland & Knight LLP

50 North Laura Street, Suite 3900

Jacksonville, FL 32202

(904) 353-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☒

Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person James H. Dahl
2	Check the appropriate box if a member of a group	(a) ☒ (b) ☐
3	SEC use only
4	Source of Funds	PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 360,231
	8	Shared Voting Power 154,741
	9	Sole Dispositive Power 360,231
	10	Shared Dispositive Power 154,741

11	Aggregate Amount Beneficially Owned by each Reporting Person	514,972
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	11.8%*
14	Type of Reporting Person	IN

* This calculation is based on 4,362,993 Units outstanding as of April 30, 2019 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 9, 2019.

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1	Name of Reporting Person William L. Dahl
2	Check the appropriate box if a member of a group	(a) ☒ (b) ☐
3	SEC use only
4	Source of Funds	PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	USA

Number OF Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 154,741
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 154,741

11	Aggregate Amount Beneficially Owned by each Reporting Person	154,741
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11)	3.5%*
14	Type of Reporting Person	IN

* This calculation is based on 4,362,993 Units outstanding as of April 30, 2019 reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the SEC on May 9, 2019.

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This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by (i) James H. Dahl and (ii) William L. Dahl (each, a “Reporting Person”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 18, 2018 (the “Schedule 13D”) relating to the Partnership Units (the “Units”) of Pope Resources, A Delaware Limited Partnership (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is supplemented by adding the following:

On May 28, 2019, Reporting Person James H. Dahl sent a letter to Maria M. Pope, a director of the Issuer, (i) announcing his strong support for an unsolicited proposal by a highly reputable public timber REIT to acquire the Issuer in a tax efficient transaction that would value the Units at more than $100 per Unit, (ii) publicly imploring the Board of Directors and the General Partners of Pope to immediately engage with any and all interested acquirers and (iii) encouraging other Unit holders to express their views to the Board of Directors and General Partners of the Issuer. The full text of the letter is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

As stated in the Schedule 13D, the Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Units, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board of Directors and General Partners of the Issuer, engaging in discussions, understandings or agreements with Unit holders of the Issuer or other third parties about the Issuer and the investment of the Reporting Persons or the voting of Units, purchasing additional Units, selling some or all of their respective Units, engaging in short selling of or any hedging or similar transaction with respect to Units, including swaps and other derivative instruments, or changing their respective intention with respect to any and all matters referred to in Item 4.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

99.1	Joint Filing Agreement, incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed on June 18, 2018

99.2	Letter, dated May 28, 2019, by James H. Dahl to Maria M. Pope, a director of Pope Resources, A Delaware Limited Partnership

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SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 28, 2019

/s/ James H. Dahl
James H. Dahl

/s/ William L. Dahl
William L. Dahl

[Signature Page of Schedule 13D – Pope Resources]

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement, incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed on June 18, 2018

99.2	Letter, dated May 28, 2019, by James H. Dahl to Maria M. Pope, a director of Pope Resources, A Delaware Limited Partnership

[Exhibit Index]